



AS 3/27/06

SECURIT 06006773)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Vantis Suite 430
_____
(No. and Street)

Aliso Viejo, California 92656
_____
(City)　　　　　　　(State)　　　　　　(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

JUN 09 2006

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Shirley R
_____
(Name – if individual, state last, first, middle name)

2726 Peachtree　　　Ontario, CA　　91761
(Address)　　　　　　(City)　　　　　(State)　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Carin Amaradio_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Securities Equity Group_ , as of _December 31, 2005_ , 20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— none —

LAURIE ANN THOMPSON
Commission # 1522913
Notary Public - California
Orange County
My Comm. Expires Nov 7, 2008

_____
Signature

Chairman of the Board /President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES EQUITY GROUP
(FORMERLY SELECT SECURITIES GROUP, INC.)
(SEC I.D. No. 8-51706)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

SECURITIES EQUITY GROUP

T A B L E   O F   C O N T E N T S

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA   91761
(909) 947-1171

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Equity Group
120 Vantis Suite 430
Aliso Viejo, California 92656

Dear Directors:

I have audited the accompanying statement of financial
condition of Securities Equity Group as of December 31, 2005 and
the related statements of operations, retained earnings, changes
in shareholders' equity, and cash flows for the year then ended
that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. My responsibility is
to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with generally accepted
auditing standards. Those standards require that I plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating
the overall financial statement presentation. I believe that my
audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of Securities Equity Group as of December 31, 2005, and the
results of its operations and its cash flows for the year then
ended, in conformity with generally accepted accounting
principles.

My audit was conducted for the purpose of forming an opinion
on the basic financial statements taken as a whole. The

supplemental schedule of computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Shirley R. Miller, CPA

February 17, 2006
Ontario, California

SECURITIES EQUITY GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash in bank	$ 121,453	
Cash on deposit	50,000	
Commissions receivable	20,516	
Prepaid expenses	22,755	
Total current assets		$ 214,724
LONG TERM ASSETS		
Deposits		3,500
Investments		29,300
TOTAL ASSETS		$ 247,524

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$ 14,789	
Accounts payable	9,321	
Total current liabilities		$ 24,110
SHAREHOLDERS' EQUITY		
Common stock, no par value;		
60,000 shares authorized;		
60,000 shares issued & outstanding	$ 60,000	
Additional paid-in capital	58,400	
Retained earnings	105,014	
Total Shareholders' equity		223,414
TOTAL		$ 247,524

This Statement is subject to comments incorporated in the
Independent Auditor's Report and Notes to Financial Statements,
which are an integral part of this report.

3

SECURITIES EQUITY GROUP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commissions	$ 939,660	
Interest income	3,352	
Total revenues		$ 943,012

EXPENSES

Commissions	629,363	
Clearing costs	99,785	
Management fees	92,400	
Insurance	29,406	
Regulatory fees	24,141	
Professional fees	20,295	
Office expenses	18,881	
Depreciation expense	84	
Gain on investment	(5,955)	
Total Expenses		908,400

Income from Operations	34,612
Provision for Income Taxes	1,029
Net Income	$ 33,583

This Statement is subject to comments incorporated in the
Independent Auditor's Report and Notes to Financial Statements,
which are an integral part of this report.

CASH FLOWS FROM OPERATING ACTIVITIES

Net income from operations	$ 33,583
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	84
Gain on investment	(5,955)
Increase in commissions receivable	(12,827)
Increase in prepaid expenses	(2,988)
Increase in deposits	
Increase in commissions payable	9,770
Increase in accounts payable	9,320
Net cash from operating activities	30,987
NET INCREASE IN CASH	30,987
CASH, BEGINNING OF YEAR	90,466
CASH, END OF YEAR	$ 121,453

This Statement is subject to comments incorporated in the
Independent Auditor's Report and Notes to Financial Statements,
which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock-holders' Equity Total
Balance - December 31, 2002	$ 60,000	$ 58,400	$ 16,416	$ 134,816
Net Income			9,774	9,774
Balance- December 31, 2003	$ 60,000	$ 58,400	$ 26, 190	$ 144,590
Net Income			45,241	45,241
Balance- December 31, 2004	$ 60,000	$ 58,400	$ 71,431	$ 189,831
Net Income			33,583	33,583
Balance- December 31,2005	$ 60,000	$ 58,400	$ 105,014	$ 223,414

This Statement is subject to comments incorporated in the
Independent Auditor's Report and Notes to Financial Statements,
which are an integral part of this report.

NOTE 1: History

Securities Equity Group (the Company), a California Corporation was formed on March 25, 1997 under the name of Select Securities Group, Inc. The Company's common stock was subsequently acquired by the company's current owner on March 29, 1999, and its name was changed to Securities Equity Group. The Company obtained approval to begin operations from the National Association of Securities Dealers on September 28, 1999 and commenced operations as a general securities broker/dealer on April 27, 2000.

NOTE 2: Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $190,336 which was $140,336 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K) (2) (ii) of the Rule.

NOTE 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments-The Company owns 2300 shares of NASDAQ restricted stock which it does not plan to dispose of within the next year. Investments are valued at lower of cost or market.

Property and Equipment-Computer equipment is recorded at cost and is depreciated over the estimated five-year useful life of the equipment.

NOTE 4: Related Party Transactions

During the current year, the Company paid $92,400 in management fees to a company solely owned by the Company's sole shareholder. The management fees primarily paid for executive salaries, clerical salaries, rent, and customary office expenses. Fees are payable monthly. For the entire year of 2005, the fees were set by management agreement at $7,700 per month. A new management agreement became effective January 1, 2006. The fees under the new agreement are expected to be higher than the current year due to anticipated increases in both the volume of transactions conducted and the rising costs of labor. The new management agreement allows for periodic reviews of rates due to anticipated changes. Under both agreements, monthly management fees may be deferred and accrued, but cannot be waived, if such fees would cause cash flow issues; and the management fees are established to approximate actual costs of the services provided. Below is an estimation of expenses under the current agreement and under the new agreement, respectively:

Salaries and related expenses	$ 62,000	80,000
General office expenses	20,400	22,000
Rent	10,000	12,000
Total management agreement	$ 92,400	114,000

During the current year the Company paid $165,707 in brokerage commissions to the Company's sole shareholder and $47,291 to another related party. Commissions were paid on a contractual percentage basis similar to commissions paid to other independent brokers.

NOTE 5: Summary of Significant Subsequent Events

No significant subsequent events were noted as of the date of the report.

NOTE 6: Legal Matters

No significant legal matters were noted as of the date of the report.

NOTE 7: Matter of Going Concern

The Company began operations during 2000 and has experienced significant revenues related to operations. The management of the Company recognizes, however, that losses are likely to occur as part of establishing itself in the industry. The sole shareholder has pledged to infuse capital if needed to allow the Company to have adequate cash flow during it's early operational phase. In accordance with that pledge, the sole shareholder contributed $58,400 of additional paid in capital during 1999 and 2000. No such infusions have been considered necessary during the most recent five years. The Company's management feels confident that it will be able to continue operations and meet cash flow requirements.

SHAREHOLDERS' EQUITY FROM STATEMENT OF
FINANCIAL CONDITION $ 223,414

LESS:
    HAIRCUT ON CASH   (2,429)
    HAIRCUT ON INVESTMENTS   (4,395)
    PREPAID EXPENSES   (22,754)
    DEPOSITS   (3,500)

                                                              $ 190,336

MINIMUM NET CAPITAL REQUIRED   50,000
(GREATER OF $50,000 OR 6.667% OF $29,336 AGGREGATE DEBT)

EXCESS NET CAPITAL $ 140,336

NET CAPITAL PER THE COMPANY'S UNAUDITED FORM
    X-17A-5 PART IIA FILING $ 199,752

LESS: AUDIT ADJUSTMENTS (SEE NOTE BELOW)   (9,416)

NET CAPITAL PER REPORT PURSUANT TO
    RULE 17A-5(d) $ 190,336

NOTE: ADJUSTMENTS TO NET CAPITAL PER AUDITOR INCLUDED

    POSTING OF ACCOUNTS PAYABLE   (9,321)
    VARIANCE IN HAIRCUT COMPUTATION   (95)
    POSTING OF DEPRECIATION EXPENSE   (84)
    LESS ACCUMULATED DEPRECIATION DISALLOWED   84
                                                        $ (9,416)

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA 91761
(909) 947-1171

February 17 2006

Board of Directors
Securities Equity Group
120 Vantis Suite 430
Aliso Viejo, California 92656

Dear Directors:

In planning and performing my audit of the financial statements of Securities Equity Group for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies

and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no condition that I believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Securities Equity Group may occur and not be detected within a timely period.

I understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, I believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Respectfully submitted,

Shirley R. Miller, CPA